Mail Stop 4561
      November 3, 2005

Mr. Michael N. Caggiano
President and Chief Executive Officer
Central American Equities Corp.
Interlink 964
P.O. Box 02-5635
Miami, FL 33102

	Re:	Central American Equities Corp.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 0-24185

Dear Mr. Caggiano:

      We have reviewed your response letter dated October 12, 2005 and have the following additional comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures

1. Please tell us how you complied with Item 307 and Item 308 (c) of
Regulation S-B in your annual report.



Form 10-QSB for the Quarterly Periods Ended March 31, 2005 and
June
30, 2005

Item 3 Controls and Procedures

2. As previously requested by Louise Dorsey, by letter dated September 14, 2005, please tell us why you did not provide the disclosures required by Items 307 and 308 (c) of Regulation S-B. Since the financial statements in your Forms 10-QSB were not reviewed when previously filed, and you did not provide the disclosures required by Part I, Item 3 of Form 10-QSB, you should carefully evaluate whether or not the company maintained adequate disclosure controls and procedures. You should also tell us how you evaluated the adequacy of the certifications filed with your Forms 10-QSB regarding both disclosure controls and internal controls, in light of the lack of a review. Please note that the company`s evaluation of disclosure controls and procedures should be as of the reporting period end. Explain to us whether your disclosure controls and procedures are effective and if applicable how you concluded they were effective for the reasons noted above.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief






Mr. Michael N. Caggiano
Central American Equities Corp.
November 3, 2005
Page 1